# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marathon Bancorp, Inc., CIK 0001835385
CUSIP: 565759206
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 500 Scott Street, Wausau, Wisconsin (WI), 54403
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002142484

## Reporting persons
- Marathon Bank 401(k) Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Wisconsin (WI); does not affirm membership in a group (box b); sole voting power 0; shared voting power 216,071; sole dispositive power 0; shared dispositive power 216,071; aggregate amount beneficially owned 216,071 (7.32% of the class)

## Item 1. Issuer
Name of issuer: Marathon Bancorp, Inc.
Address of issuer's principal executive offices: 500 Scott Street, Wausau, Wisconsin 54403

## Item 2. Person Filing
Name of person filing:
Marathon Bank 401(k) Plan Trust
Trustee: Community Bank of Pleasant Hill, dba First Trust of MidAmerica
Address of principal business office or, if none, residence:
3500 N Village Dr. Suite 220
St. Joseph, Missouri 64506
Citizenship: Wisconsin

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 216,071
Percent of class: 7.32%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 216,071
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 216,071

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Marathon Bank 401(k) Plan Trust: /s/ Gerald Lau, Gerald Lau, SVP, Community Bank of Pleasant Hill dba First Trust of MidAmerica, as Trustee (07/01/2026)